Exhibit (a)(3)

May 22, 2018

RE: Liquidation Opportunity for Cole Office & Industrial REIT (CCIT II), Inc.

Dear Shareholder,

Congratulations! Now you can sell your Class A and Class T shares of common stock of Cole Office & Industrial REIT (CCIT II), Inc. (the “REIT”) for $8.52 per share in cash. Comrit Investments 1, LP (the “Purchaser”) is offering to pay you cash by purchasing up to 3,400,000 shares of the REIT’s common stock. But this offer expires on June 26, 2018, so you must act soon.

Based on the REIT’s public filings, including the statements below, we believe that shareholders’ liquidity is extremely limited and the prospect of receiving any return on your investment is currently unclear. Specifically, the REIT’s filings say:

•                  There is no public trading market for the REIT’s shares and there may never be one.

•                  The REIT’s shares have limited liquidity and the REIT is not required, through its Charter or otherwise, to provide for a liquidity event. There is no public trading market for the REIT’s shares and there may never be one; therefore, it will be difficult for the REIT’s stockholders to sell their shares.

•                  The REIT’s stockholders are limited in their ability to sell their shares pursuant to the REIT’s share redemption program and may have to hold their shares for an indefinite period of time.

•                  During the first quarter of 2018, redemption requests totaling approximately 275,000 shares went unfulfilled.

This offer will:

•                  Allow you to take advantage of this opportunity to receive cash for your investment. The $8.52 per share offer is net of any fees or costs.

•                  Eliminate the uncertainty of holding shares that currently have no liquid trading market.

•                  Provide you with more control over your investments and your money today.

The Purchaser is not affiliated with the REIT or its management. The Purchaser currently holds approximately 610,526 shares of the combined Class A and Class T common stock, or approximately 0.9% of the outstanding common stock of the REIT.

If you are interested in this opportunity, please carefully review the included summary offer sheet and complete the enclosed Assignment Form in order to secure your price and get cash for your shares. The full Offer to Purchase and other related documents are available for review in the REIT’s filings on the SEC’s website at www.sec.gov.

Following the expiration of this offer on June 26, 2018, we intend to mail your check within three business days after we receive confirmation that the shares have been transferred to us.

If you choose to sell your shares to the Purchaser, please complete the enclosed Assignment Form and return it as soon as possible.

If you have any questions, please contact Central Trade and Transfer, LLC at 1-800-327-9990.

Warm regards,

Comrit Investments 1, LP

By: Comrit Investments Ltd., its General Partner

By:	/s/ Ziv Sapir

Ziv Sapir, Chief Executive Officer